SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                 AMENDMENT NO. 9
                                       to
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D
                                ---------------
                                OZEMAIL LIMITED
                              (ACN # 066 387 157)
                           (NAME OF SUBJECT COMPANY)
                      UUNET HOLDINGS AUSTRALIA PTY LIMITED
                            UUNET TECHNOLOGIES, INC.
                               MCI WORLDCOM, INC.
                                    (BIDDER)
                                ---------------
                              ORDINARY SHARES AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)
                                ---------------
                            [NONE] (ORDINARY SHARES)
                    [692674104] (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ---------------
                               CHARLES T. CANNADA
                  SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT
                               MCI WORLDCOM INC.
                             515 EAST AMITE STREET
                          JACKSON, MISSISSIPPI 39201
                                 (601) 360-8600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ---------------
                                WITH  COPIES TO:

            R. RANDALL WANG, ESQ.        MARTINA W. KNEE, ESQ.
            BRYAN CAVE LLP               UUNET TECHNOLOGIES, INC.
            ONE METROPOLITAN SQUARE      3060 WILLIAMS DRIVE
            SUITE 3600                   FAIRFAX, VIRGINIA  22031
            ST. LOUIS, MISSOURI  63102   (703) 206-5600
            (314) 259-2000


              Page 1 of 9 pages Exhibit Index is located on page 8.
================================================================================

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 2 of 9 Pages

-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              UUNET HOLDINGS AUSTRALIA PTY LIMITED (00-00000000)
-------------------------------------------------------------------------------

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
-------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                   WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                   NEW SOUTH WALES, AUSTRALIA
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                   NOT APPLICABLE                                            [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                   14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                   CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 3 of 9 Pages


-------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      UUNET TECHNOLOGIES, INC.  54-1543611
-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
-------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                       WC & BK
-------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       DELAWARE
-------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       21,863,174
-------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

                       NOT APPLICABLE                                        [_]
-------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                       14.9%
-------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 4 of 9 Pages


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                     MCI WORLDCOM, INC.  58-1521612
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY
--------------------------------------------------------------------------------
   4.  SOURCE OF FUNDS*

                     WC & BK
--------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) OR 2(f)

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     GEORGIA
--------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     21,863,174
--------------------------------------------------------------------------------
   8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES*

                     NOT APPLICABLE                                          [_]
--------------------------------------------------------------------------------
   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     14.9%
--------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 5 of 9 Pages



         This Statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 7, 1999, which was amended on January 20, 1999, January 27, 1999, February 2, 1999, February 3, 1999, February 9, 1999, February 12, 1999, February 12, 1999 and February 16, 1999 (the "Schedule 14D-1"), and relates to the offer by UUNET Holdings Australia Pty Limited, a company incorporated in New South Wales, Australia ("Purchaser") and a wholly owned subsidiary of UUNET Technologies, Inc., a Delaware corporation ("Intermediate"), which is, in turn, a wholly-owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("Parent"), to purchase all outstanding: (a) ordinary shares (the "Shares") of OzEmail Limited, a corporation incorporated under the laws of the State of New South Wales, Australia (the "Company"), and
(b) American Depositary Shares ("ADSs"), each representing 10 Ordinary Shares (the Shares and the ADSs collectively, the "Securities"), of the Company, at a price of US$2.20 per Share and US$22.00 per ADS, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 1999 (Sydney time (January 7, 1999, New York time)), a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(1) thereto and (i) in the case of Shares, in the related Acceptance and Transfer Form, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(2) thereto and (ii) in the case of ADSs, in the related Letter of Transmittal, a copy of which was attached and filed with the Schedule 14D-1 as Exhibit (a)(3) thereto (which Offer to Purchase, Acceptance and Transfer Form and Letter of Transmittal, as amended from time to time, together constitute the "Offer").

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by the following:

         Item 7  of   the   Offer   to   Purchase  is hereby supplemented by the
following:

         "On 17 February,  1999 (Sydney,  Australia time) OzEmail issued a press
release   announcing  its earnings for the year and quarter  ended  December 31,
1998 which reported, among other things, the following:

         "Revenues for the fourth quarter of 1998 were A$31,555,000 (US$19,236,000), an increase of 83.4% over 1997 fourth quarter revenues of A$17,210,000 (US$11,187,000). The revenues in the quarter, representing the 16th straight quarter of sequential revenue growth, were primarily attributable to increased dial-up and permanent connections from OzEmail's Australian Internet connectivity business and the acquisitions of Access One in November 1997 and Camtech and PowerUp Internet services in 1998. The operating loss for the quarter of A$2,656,000, was an improvement on the 1997 fourth quarter operating loss of A$8,073,000. This was primarily due to an improvement in the gross margin on account of infrastructure initiatives that have resulted in a decrease in cost of revenues as a percentage of net revenues. The net loss for the quarter was A$2,486,000, or A$0.19 per American Depositary Share ("ADS") (US$1,515,000 or US$0.12 per ADS) compared to a net loss for the fourth quarter of 1997 of A$7,764,000 or A$0.66 per ADS (US$5,047,000 or US$0.43 per ADS)."

         "For the year ended December 31, 1998, total net revenues grew by 97.6% to A$110,199,000 from A$55,767,000 in 1997. The net loss for the 1998 year was A$13,694,000 compared with a 1997 net loss of A$16,768,000."

         "Operating highlights from the fourth quarter of 1998 include:

           * The Company's active customer base increased 74% over the 1997 fourth quarter to approximately 292,000.

           * Positive earnings before interest, taxation, depreciation and amortization (EBITDA) of A$4,045,000 in the fourth quarter resulting in a year to date EBITDA of A$6,475,000.

           * On December 14, 1998 the Company announced the sale of ordinary shares at US$2.00 per share to MCI WorldCom through its subsidiary UUNET Holdings Australia Pty Limited, which after the issuance resulted in MCI WorldCom owning 14.9% of the Company. The Company received aggregate proceeds of approximately US$43.7 million from this transaction.

           * On January 4, 1999 the Company announced the purchase of 60% of SE Net, a significant Internet service provider in its region.

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 6 of 9 Pages


           * The  Company  announced  that it is  establishing  a trial  for the
           delivery  of  high-speed,   direct-to-home   Internet  services  with
           regional pay-TV provider AUSTAR."


A copy of the press release in its entirety is filed as exhibit (a)(23) hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following paragraph thereto:

         "(a)(23) News Release dated 17 February, 1999 (Sydney, Australia time), issued by OzEmail."

          The undersigned hereby agree to jointly file a statement on Schedule 14D-1 and Schedule 13D, together with any amendments thereto, with the SEC pursuant to the requirements of Rule 14d-1 and Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 7 of 9 Pages


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 18, 1999

                                         UUNET Holdings Australia Pty Limited

                                         By:                *
                                         Name:     Charles T. Cannada
                                         Title:          Director




                                         UUNET Technologies, Inc.

                                         By:                *
                                         Name:        Mark F. Spagnolo
                                         Title: President and Chief Executive
                                                         Officer



                                         MCI WORLDCOM, Inc.
                                         By:                *
                                         Name:       Scott D. Sullivan
                                         Title: Chief Financial Officer and
                                                        Secretary



*By:     /s/ Charles T. Cannada
        ---------------------------------------
Name:   Charles T. Cannada
Title:  Authorized Representative and Attorney-
        in-Fact under Powers of Attorney filed
        with the original Schedule 14D-1

                            Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 8 of 9 Pages


                                  EXHIBIT INDEX

       *(a)(1) Offer to Purchase, dated January 8, 1999 (Sydney, Australia time) (January 7, 1999, New York time).

       *(a)(2)    Acceptance and Transfer Form

       *(a)(3)    Letter of Transmittal.

       *(a)(4)    Notice of Guaranteed Delivery.

       *(a)(5) Letter from Merrill Lynch to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(6) Letter to ADS Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees holding OzEmail ADSs.

       *(a)(7)    Form   of   Summary   Advertisement  as published  in the Wall
                  Street  Journal on January 7, 1999 (New
                  York City time).

       *(a)(8) News Release dated January 7, 1999 (Jackson, MS time), issued by Parent.

       (a)(9) News Release dated December 13, 1998 (Jackson, MS time) and December 14, 1998 (Sydney, Australia time), issued by Parent (incorporated by reference to Schedule 1 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (a)(10) News Release dated December 14, 1998 (Sydney, Australia time), issued by the Company (incorporated by reference to Schedule 2 to the Subscription Agreement, which appears as Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       *(a)(11) News Release dated January 20, 1999 (Jackson, MS time), issued by Parent.

       *(a)(12)   Letter   from   Parent   to  Shareholders/ADS holders dated 27
                  January, 1999 (Sydney, Australia time).

       *(a)(13) Notice pursuant to Section 663(3) of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on February 1, 1999.

       *(a)(14) News Release dated February 8, 1999 (Jackson, MS time), issued by Parent.

       *(a)(15)   Letter   from   Parent   to   Shareholders/ADS holders dated 9
                  February, 1999 (Sydney, Australia time).

       *(a)(16) Notice of Variation pursuant to Section 657 of the Corporation Law in the form filed by Purchaser with the Australian Stock Exchange on 9 February, 1999 (Sydney, Australia time).

       *(a)(17)   News   Release   dated  February 11, 1999 (Jackson,  MS time),
                  issued by Parent.

       *(a)(18)   News Release dated   February 11, 1999   (Jackson,  MS  time),
                  issued by Parent.

       *(a)(19) News Release dated February 12, 1999 (Jackson, MS time), issued by Parent.

       *(a)(20) Notice pursuant to Section 663(4) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

       *(a)(21) Notice pursuant to Section 663(3) of the Corporation Law in the form to filed by Purchaser with the Australian Stock Exchange on 15 February, 1999.

       *(a)(22) Declaration pursuant to Section 730 of the Corporation Law given by the Australian Securities and Investments Commission on 16 February, 1999.

       (a)(23) News Release dated 17 February, 1999 (Sydney, Australia time), issued by OzEmail.

                               Amendment No. 9 to 14D-1
CUSIP NO. 692674104                                            Page 9 of 9 Pages

       (b)(1) Amended and Restated Facility A Revolving Credit Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated as of August 6, 1998 (incorporated herein by reference to Exhibit 10.1 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (b)(2) 364-day Revolving Credit and Term Loan Agreement among MCI WorldCom (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit
                  10.3 to MCI WorldCom's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

       (c) Subscription Agreement, dated December 11, 1998, by and between the Purchaser and the Company (incorporated by reference to Exhibit 99.1 to Schedule 13D dated December 21, 1998 filed by MCI WorldCom, UUNET Technologies, Inc. and UUNET Holdings Australia Pty Limited with respect to OzEmail).

       (d)        [Not applicable.]

       (e)        [Not applicable.]

       (f)        [Not applicable.]

       *(g)(1) Powers of Attorney (contained on the signature pages to the original Schedule 14D-1, dated and filed on January 7, 1999).

* Previously filed